Exhibit 10.1

SEVERANCE AGREEMENT AND FINAL RELEASE (the “Agreement”)

WHEREAS Donald Schroeder’s employment with Tim Hortons Inc. is terminated effective May 24, 2011 (the “Exit Date”), and whereas, Tim Hortons and Donald Schroeder agree, as of May 31, 2011 (the “Effective Date”), as follows:

1. Donald Schroeder (“Schroeder”), on his own behalf and on behalf of his heirs, executors, administrators and assigns hereby releases and forever discharges (i) Tim Hortons Inc. together with its former and present subsidiaries and affiliates and their successors and assigns (as used herein, “Tim Hortons”) and (ii) all respective former and present officers, directors, partners, employees, servants, trustees, insurers and agents of Tim Hortons, and their successors and assigns, jointly and severally from any and all actions; causes of actions; contracts and covenants, whether expressed or implied; claims, suits, and/or demands for damages; indemnity; costs, interest, loss, or injury; all of the foregoing of every nature and kind whatsoever and howsoever arising whether in law; equity; or arising out of any applicable statute or regulation of Canada, any province or otherwise; all of the foregoing applicable to Schroeder and Tim Hortons, including but not limited to severance, pay in lieu of notice, damages, loss of benefits and benefit coverage, which Schroeder may heretofore have had, may now have, or may hereinafter have in any way related to the hiring, the employment, and/or the termination of his employment by Tim Hortons.

2. For the purpose of this Agreement, for greater clarity and not by way of limitation of the foregoing, “Tim Hortons” includes all of its subsidiaries, affiliates, successors, and assigns, including but not limited to The TDL Group Corp. and the Tim Horton Children’s Foundation and their affiliates, successors, and assigns.

3. Schroeder agrees that he will not initiate against Tim Hortons any dispute, complaint, action, claim, suit, statement of claim, demand or proceeding whatsoever, including claims pursuant to the terms of any provincial or federal legislation, including but not limited to, securities regulation, employment standards, occupational health and safety and/or human rights or any other manner of claim or suit whatsoever or howsoever arising.

4. Schroeder agrees that, as of the Effective Date, he shall have resigned as a director, officer and/or member of a managing committee of Tim Hortons and its subsidiaries, affiliates and joint ventures, as well as a fiduciary and/or trustee of any benefit plan of Tim Hortons. Schroeder will execute resignations in the forms mutually agreeable contemporaneously with his execution of this Agreement. Schroeder hereby waives any and all rights he may have to submit to Tim Hortons (or any subsidiary, affiliate or joint venture thereof) a written statement pursuant to Section 110(2) of the Canada Business Corporations Act, or a similar or comparable provision of any other provincial, federal or state legislation. Such resignation as director shall not extend to the Tim Horton Children’s Foundation, as described in Section 29 hereof.

5. Schroeder hereby acknowledges that he will resign as a director, as of the Effective Date as described herein, and he agrees not to furnish to Tim Hortons or to a director, officer, employee, franchisee, or agent of any of the foregoing, any written correspondence concerning the circumstances regarding the termination of his employment or resignation as a director, or the reasons therefor.

6. Schroeder acknowledges that, as of the Effective Date and relating to his entire tenure as an employee of Tim Hortons since Tim Hortons Inc. became a public company in March of 2006, he has no knowledge of any: (i) violation of U.S. or Canadian securities laws or rules; (ii) breach of the Tim Hortons Standards of Business Practices that has not been resolved; or (iii) concerns regarding accounting, internal accounting controls, or auditing matters.

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7. Tim Hortons will pay Schroeder a severance amount of up to $5,750,000 (the “Severance Amount”), which includes a lump sum payment of $2,250,000, payable as set forth below, and $3,500,000 payable over two years following the Exit Date, as described on Appendix A, attached hereto. The Severance Amount is subject to applicable statutory deductions and withholdings and includes any and all payments required by law, equity, statute, contract, or otherwise, including any vacation pay, statutory severance pay, termination pay, or loss of benefits to which Schroeder may have been entitled as a result of the termination of his employment.

Tim Hortons will pay to Schroeder or his designee the lump sum of $2,250,000, noted above, less deductions required by law, within three (3) weeks following receipt of this executed Severance Agreement and Final Release.

Within thirty (30) days of return of the executed copy of this Agreement by Schroeder to Tim Hortons, Tim Hortons will commence monthly payments for a period of 24 months (the “Payment Period”) to Schroeder of the $3,500,000 payment described above, subject to a breach of any term, condition, or provision of this Agreement.

In addition to the foregoing, Tim Hortons will transfer ownership to Schroeder of the employer-owned vehicle that is presently in his possession.

8. Two million four hundred thousand dollars ($2,400,000) of the Severance Amount to be paid monthly and all amounts associated with performance-based restricted stock unit awards (both vested and unvested as of the Exit Date), are and shall be interpreted and construed as performance-based compensation expressly subject to the Recoupment Policy Related to Performance-Based Compensation in effect as of the Exit Date and as may be amended after the Exit Date (“Recoupment Policy”). As a result, all such amounts may be reduced (or

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otherwise set off from other amounts owed hereunder) in accordance with the Recoupment Policy.

9. Schroeder agrees to save harmless and indemnify Tim Hortons from and against all claims, charges, taxes or penalties and demands which may be made by Canada Revenue Agency that require Tim Hortons to pay income tax under the Income Tax Act (Canada) in respect of income tax payable by Schroeder in excess of the income tax previously withheld; and in respect of any and all claims, charges, taxes, withholdings, overpayments or penalties and demands which may be made by Human Resources Skills Development Canada or other governmental agency, or on behalf of or related to Employment Insurance or the Canada Pension Plan, under the applicable statutes and regulations, with respect to any amounts which may in the future be found to be payable in respect of Schroeder.

10. Schroeder acknowledges that Tim Hortons does not admit liability to Schroeder in connection with any matter for which the payments are made to Schroeder under this Agreement or for which this Release is given by Schroeder, and any such liability is expressly denied. Further, the allocations of the payments into various elements or manner of description by Tim Hortons, whether internally or externally, shall not be an admission that any such payments or elements were owed or are due. For greater clarity, any internal or external allocations or descriptions of such payments or elements by Tim Hortons shall not be interpreted as an admission that such amounts or payments were owed or due either in this case or in any other situation involving an employee, or, that such payments or amounts will be disclosed or described in a manner similar to the manner disclosed in the present case. Schroeder agrees that Tim Hortons shall determine the public descriptions and disclosures of all payments to be made hereunder, subject to Schroeder’s input as described in Section 17 hereof.

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11. Schroeder agrees not to make any claim or institute any proceedings against any person who might claim over against or claim contribution or indemnity from Tim Hortons in connection with any matter for which this Release is given.

2006 Stock Incentive Plan (the “Plan”)

12. Tim Hortons agrees with Schroeder, in accordance with Section 11 of the Plan and notwithstanding anything that may be construed to the contrary in the Plan, that Schroeder’s termination of employment shall be considered a “Retirement” under Section 11.3 of the Plan. The Exit Date shall be considered Schroeder’s “retirement date” under Section 11.3. Tim Hortons agreement as to the treatment of the termination of Schroeder’s employment as a “Retirement” under the Plan shall not extend to any other Tim Hortons benefits, plans, programs, provisions or claimed entitlements by Schroeder, and this agreement by Tim Hortons and Schroeder shall not be construed as a waiver or admission of liability under any other such benefits, plans, programs, provisions or claimed entitlements. Notwithstanding anything set forth in the Plan to the contrary, all of the outstanding, unvested equity awards as of the Exit Date shall be subject to forfeiture and/or offset hereunder in accordance with Section 24 hereof in the event of Schroeder’s breach of the terms of this Agreement and Section 8 hereof with respect to those amounts subject to the Recoupment Policy.

Benefit Plans

13. Schroeder agrees that he is bound by the terms and conditions, including termination provisions, of the various benefit plans, including but not limited to the Personal Supplemental Executive Retirement Savings Plan.

14. Enrolment in Tim Horton’s medical, including prescription, and dental care plans shall continue until June 1, 2013, subject to the approval of the Tim Hortons benefits plan administrator. Tim Hortons agrees to use its reasonable best efforts to obtain the administrator’s consent. If such

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consent is not obtained, Schroeder shall be reimbursed by Tim Hortons for the actual cost to Schroeder of securing alternative equivalent coverage. In addition, Schroeder shall be entitled to three (3) Medcan visits following the Exit Date at the same level of benefit to which he was entitled on the Exit Date. Long and short-term disability and life insurance coverage shall cease as of the Exit Date. Any eligible claims under Tim Hortons health plans that exist as at the date that coverage ceases (anticipated to be June 1, 2013 or, if Tim Hortons is unable to obtain the administrator’s consent to continued coverage, the date the administrator declines the request) must be submitted within 90 days following that date.

Co-Operation

15. Schroeder agrees to provide Tim Hortons with such assistance as it may reasonably require, following the Exit Date, to transfer all existing mandates as at the Exit Date, without additional compensation. Further, Schroeder further agrees to cooperate and provide services to Tim Hortons following the Exit Date as specified below under “Consulting Arrangement.”

16. Notwithstanding the termination of the Consulting Arrangement, and as an independent obligation hereunder, Schroeder agrees that he shall cooperate with Tim Hortons and Tim Hortons designated agents and counsel in connection with any litigation or arbitration, or any potential litigation or arbitration, and/or in connection with any investigation, inquiry or other proceeding, including, but not limited to, regulatory or law enforcement investigations, inquiries or proceedings concerning or relating to matters in which he was involved as an employee. This cooperation shall include, but is not limited to, providing Tim Hortons, or Tim Hortons designated agents and counsel, with all requested information or documents; meetings with Tim Hortons’ designated agents or counsel, government representatives, or other third parties at Tim Hortons’ request at mutually agreed times and locations; and testifying. Tim Hortons agrees to reimburse Schroeder for any travel or other expenses

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reasonably incurred by him in connection with his cooperation in accordance with Tim Hortons then-applicable officer expense reimbursement policy. Schroeder will not be entitled to any fees, payments, or compensation in connection with providing cooperation in connection with litigation or other matters described in this Section 16.

Restrictive Covenants

17. Schroeder undertakes not to make public this Agreement, or its terms or its existence, and he undertakes not to divulge details of this Agreement; any manner or matter in connection with the negotiation of this Agreement; or, any perspectives, statements, positions, or activities of Tim Hortons (or one or more of its directors) in connection with such negotiations (or ultimate settlement) of this Agreement; all of the foregoing to any person whosoever, including but not limited to existing or past employees, customers, franchisees, or suppliers of Tim Hortons, and to treat the same in strictest confidence, save as required by law or pursuant to any order of any Court or statutory or regulatory authority and in the case of Schroeder to his immediate family, provided that Schroeder procures from them an agreement that they keep this Agreement confidential. Nothing in this Agreement shall prevent disclosure by Schroeder to his professional advisors bound by similar confidentiality requirements. Schroeder understands, acknowledges, and agrees that Tim Hortons will make public disclosures and will make other communications and disclosures to its employees, restaurant owners, and other stakeholders regarding the termination of Schroeder’s employment and compensation package in connection with such termination on or after the Exit Date. After the Effective Date, Tim Hortons agrees that Schroeder may provide input regarding any such public announcements, i.e., written disclosures, and that Tim Hortons shall consider, but shall not be required to incorporate such input; provided that Tim Hortons shall not act unreasonably in refusing to accept and/or incorporate such input. Notwithstanding anything set forth above to the contrary, Tim Hortons

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obligation to provide an opportunity for Schroeder to provide such input shall be subject to Schroeder’s continued compliance with the terms of this Agreement, including but not limited to all restrictive covenants described herein and in the Post-Employment Covenant Agreement.

Notwithstanding anything set forth in this Section 17 or elsewhere in this Agreement to the contrary, Schroeder may summarize or restate the description of Schroeder’s termination and/or compensation paid in connection therewith, made by Tim Hortons in its public disclosures. The covenants set forth in this Section 17 are not limited in their duration.

18. Schroeder agrees that he is bound by and will adhere to the obligations set out in the Post-Employment Covenant Agreement, dated February 24, 2010, by and between Schroeder and Tim Hortons. Both parties further agree that the terms of the Post-Employment Covenant Agreement remain in full force and effect and unmodified by the terms of this Agreement, with the following exception: The “Restricted Period” as defined in the Post-Employment Covenant Agreement shall for all purposes under the Post-Employment Covenant Agreement (despite language to the contrary in such Agreement) extend until the later of: (i) two (2) years following the date of termination of the Consulting Arrangement described under Section 29 hereof; or (ii) June 3, 2014.

19. Schroeder agrees not to make, publish or provide, or encourage or induce others to make, publish or provide, any statements, comments, or remarks, whether oral or in writing or electronically transmitted, that are or would reasonably be considered to be disparaging, derogatory, or defamatory, or that criticize Tim Hortons (including, but not limited to, any processes or policies thereof) or its subsidiaries, affiliates, agents, executives, employees, officers, directors or franchisees. Schroeder will not take, or encourage or induce others to take, any action which could reasonably be expected to adversely affect the personal or professional reputation of Tim Hortons or its subsidiaries, affiliates, agents, executives, employees, officers, directors or franchisees. For greater certainty, the

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restrictions contained in this Section 19 shall apply, without limitation, to any statements, comments or remarks made to the press or media, in interviews, in public communications, at speaking engagements and at meetings of shareholders of Tim Hortons. Nothing in the foregoing section shall be construed as an implied waiver of the other terms of this Agreement that limit Schroeder’s ability to make any such statements or remarks. The covenants set forth in this Section 19 are not limited in their duration.

20. Schroeder expressly acknowledges and agrees that any disparaging remarks regarding the matters described in this Agreement, including without limitation Sections 17, 18 and 19 hereof, and in addition thereto, the succession planning process undertaken by the Board of Directors of Tim Hortons Inc. generally (or specifically), made to (but not limited to) Tim Hortons shareholders, employees, franchisees, or other third parties, could be damaging to the Corporation and would not only relieve Tim Hortons from its obligations to provide further payments hereunder, but would also result in Tim Hortons claiming against Schroeder for damages suffered.

21. Schroeder agrees that in addition to and not by way of limitation of any of the covenants set forth elsewhere herein or in the Post-Employment Covenant Agreement, he shall not, whether on his own behalf or in conjunction with or on behalf of any other person, directly or indirectly, solicit, or assist in soliciting, offer, or entice, consult, provide advice to, or otherwise be involved with, a franchisee of (or operator under operating/license agreement with) Tim Hortons to engage in any act or activity, whether individually or collectively with other franchisees, operators, or persons, that is adverse or contrary to the direct or indirect interests of Tim Hortons business, financial, or general relationship with such franchisees and operators. Such prohibited activities include but are not limited to the organization or facilitation of, or provision of management services to, an association or organization of

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franchisees/operators with respect to the business or any other relationship that such franchisees/operators have with Tim Hortons, including but not limited to any such organization or association that would act as an additional layer of required negotiations between Tim Hortons and its franchisees/operators.

22. Schroeder agrees that, without in any way limiting or modifying Schroeder’s covenants and other obligations set forth in this Agreement and the Post-Employment Covenant Agreement, for a period to extend until the later of (i) two (2) years following the end of the Consulting Arrangement contemplated in Section 29 hereof; and (ii) June 3, 2014 (the “Quiet Period”), he will not make any public statement to the press or media regarding Tim Hortons or its subsidiaries, affiliates, agents, executives, employees, officers, directors, franchisees or products; his employment or directorship with Tim Hortons; or, the termination and resignation of his positions with Tim Hortons; all of the foregoing without the prior written approval of Tim Hortons. For avoidance of doubt, during the Quiet Period, Schroeder shall not grant interviews, make public communications, take speaking opportunities, publish or provide any information or materials regarding Tim Hortons or its subsidiaries, affiliates, agents, executives, employees, officers, directors, franchisees or products in any way either on his own initiative or in response to any inquiry from the press, public media or other similar third parties, without the prior written approval of Tim Hortons as to the nature of the communication and the express substance of the communication to be made.

23. Schroeder represents and warrants that he will return to Tim Hortons copies of any Confidential Information (as defined in the Post-Employment Covenant Agreement) currently in his possession or control.

24. Schroeder agrees that should he breach the terms of agreement between the parties, including without limitation, the terms of this Agreement and/or the Post-Employment Covenant Agreement, in other

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than an insignificant manner, such breach shall be a complete failure of consideration in favour of Tim Hortons and, accordingly, Schroeder shall be liable, in addition to any other remedy Tim Hortons may have, to repay to Tim Hortons any and all amounts previously paid to Schroeder hereunder. Furthermore, all payments contemplated hereunder but not yet made to Schroeder as of the time of such breach are subject to offset by Tim Hortons to compensate Tim Hortons for damage or loss suffered in the event that Schroeder breaches any of the terms of agreement between the parties, including without limitation, the terms of this Agreement and/or the Post-Employment Covenant Agreement.

25. In the event that Schroeder should make or continue a claim, complaint, demand or action against Tim Hortons in any jurisdiction, this Agreement will be raised as an estoppel and complete bar to any such claim, complaint, demand or action.

26. Schroeder acknowledges that he is not relying upon any representations or commitments of Tim Hortons or its subsidiaries, affiliates, agents, executives, employees, officers, directors, or franchisees, other than those outlined in this Agreement in entering into this Agreement.

27. None of the terms in this Agreement alter or extinguish any obligations Schroeder may have to Tim Hortons either in contract or at common law.

28. Schroeder represents and warrants that he will return to the Tim Hortons all property and materials of Tim Hortons in his possession, including without limitation, corporate credit cards, identification badges, customer lists, computers, licensed software, documents, files, tapes or any Tim Hortons information whether stored at his home or on his home computer.

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Consulting Arrangement

29. For a period of two years following the Effective Date, Schroeder agrees to provide consulting services to Tim Hortons, as described herein. In exchange for providing such services, Schroeder shall be paid $175,000 per year, payable monthly. At the end of the two-year period, that is, on May 31, 2013, Tim Hortons shall have the option, in its sole and absolute discretion, to extend the consulting services arrangement with Schroeder for an additional term of two years, at $175,000 per year, payable monthly. Notwithstanding anything set forth herein to the contrary, Tim Hortons may terminate the consulting services arrangement contemplated by this Section 29 by providing notification to Schroeder of same, in which case, absent a default by Schroeder under this Agreement, including in connection with the consulting services to be provided by Schroeder, or under the Post-Employment Covenant Agreement, Tim Hortons shall pay Schroeder the value of the payments remaining to be paid under either the initial two-year term of the consulting arrangement or under the renewal term, as applicable depending upon the date of termination thereof (i.e., in either case, the amount shall not to exceed $350,000, which amount shall be reduced by each monthly payment made to Schroeder under either the initial term or the renewal term).

For so long as the consulting agreement remains in effect, Mr. Schroeder shall be entitled to coverage for fuel costs associated with services provided to Tim Hortons under the consulting arrangement, not to exceed $500.00 per month. This shall be extended through the issuance to Schroeder of a fuel card, the use of which will remain subject to the terms of this Agreement and Tim Hortons policies regarding executive benefits (e.g., fuel may not be purchased for traveling vacations).

For all services provided by Schroeder, he shall be accountable and report at all times to Mr. Paul House, in his capacity as President and CEO (on an interim basis) or as Executive Chairman.

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The services to be provided by Schroeder shall be at the call and option of Mr. House and Tim Hortons. That is, Schroeder shall not have any right or entitlement to provide any such services. Such consulting services requested by Tim Hortons may include services in connection with the Tim Hortons coffee partnership program; other corporate social responsibility programs; activities and events for the Tim Horton Children’s Foundation; franchisee/operator events, programs or matters; Tim Hortons employee events or programs; and/or other services and activities reasonably requested by Tim Hortons. It is anticipated that the primary focus of the consulting services provided by Schroeder will be with respect to the Tim Horton Children’s Foundation and the coffee partnership program as Schroeder was instrumental in the development and/or growth of such programs and had a long-standing history of involvement with such programs.

In addition to but not by way of limitation of the foregoing, Schroeder shall take any and all reasonable actions and execute any and all reasonable documentation necessary or desirable in the view of Tim Hortons to: (i) transition matters for which he was engaged as President and CEO to Mr. House as interim President and CEO and/or, if requested, to the new CEO appointed thereafter; (ii) assist, facilitate, promote, or secure the interests of Tim Hortons with respect to business matters or relationships that commenced, were developed, or continued during Schroeder’s tenure as CEO (or otherwise as a senior officer of Tim Hortons) and for which Tim Hortons specifically requests Schroeder’s assistance; and/or (iii) implement and effect the full purpose and intent of this Agreement, in all material respects. The matters for which Schroeder may be requested to provide consulting services hereunder include, but are not limited to, litigation matters, as described in Section 16 hereof, as well as certain supplier relationships and initiatives; provided, however, that Schroeder’s cooperation for litigation matters shall not be limited to the term of the Consulting Arrangement.

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In rendering the consulting services described herein, Schroeder shall act at all times in a positive manner that reflects the mission and values, and best interests, of Tim Hortons.

Notwithstanding anything set forth herein to the contrary, Schroeder shall remain a director of the Tim Horton Children’s Foundation after the Effective Date. As a director of such organization, he shall be bound at all times by the appointment or election process of such organization set forth in its governing documentation as exists from time to time and, as a result, there is no guarantee of a minimum service or continued term of service as a director of such organization.

General

30. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

31. Schroeder acknowledges that he had an opportunity to obtain and he did, in fact, obtain independent legal advice in respect of the contents of this Agreement.

32. For greater clarity as to other provisions of this Agreement, Schroeder shall no longer be eligible to receive any of the payments or other elements detailed in this Agreement if Schroeder breaches any aspect, term or condition of this Agreement.

33. In the event Schroeder has any questions, comments or there is notice of any event required or desired to be given by Schroeder to the Corporation under this Agreement, Schroeder shall direct any and all such inquiries, comments, and/or notices only to the following:

Attention: Corporate Secretary

With a copy to General Counsel, at

Tim Hortons Inc.

874 Sinclair Road

Oakville Ontario L6K 2Y1

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I, Donald Schroeder, hereby agree to and accept the terms of this Severance Agreement and Final Release this 1st day of June 2011. I hereby consent to Tim Hortons’ collection of personal information about me from any person, firm, corporation or other entity to confirm my compliance with the terms of this Agreement.

/s/ Donald Schroeder	Tim Hortons Inc.
Donald Schroeder

In the presence of:	/s/ R. Scott Toop
Per: R. Scott Toop
Title: Executive Vice President and General Counsel
/s/ Witness	Date: June 2, 2011
Witness Signature

Witness Witness Name

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APPENDIX “A” – CALCULATION OF SEVERANCE AMOUNT

Lump Sum to be paid on or before June 19, 2011

Lump Sum Payment to Schroeder	$2,250,000	*

Severance Amount to be paid monthly over Twenty-Four Months

Total Payment Amount, which will be paid monthly in increments	$3,500,000

Consulting Arrangement Payments (NOT PART OF SEVERANCE AMOUNT), but payable with the monthly portion of the Severance Amount

Pursuant to Section 29 of the Agreement, a minimum of $350,000, paid monthly over the two-year initial term of the consulting arrangement will be paid to Schroeder	$350,000

Total of Monthly Payments (Monthly Severance Amount Plus Consulting Arrangement)	$3,850,000

(But Payable Monthly as Follows)

Amount of Monthly Payment (24 Payments) – Commencing June 30, 2011 and Payable at the end of each month thereafter for 24 months (The consulting services portion may be paid in full earlier than 24 months at the Corporation’s election – see Section 29 of the Agreement)	$160,416.66

Total Severance Amount (Does Not Include Consulting Services)	$5,750,000	**

*	This amount is subject to deduction by Tim Hortons at the time of payment by amounts paid to Schroeder through Tim Hortons payroll system commencing May 25, 2011.

**	As set forth in Section 12, equity awards under the Plan shall not forfeit as of the Exit Date, but rather shall be governed by Section 11.3 of the Plan and the terms of this Agreement, including Section 8.

All of the payments and amounts set forth on this Appendix A are subject to forfeiture and/or offset in accordance with the terms of the Agreement